Mail Stop 3628

June 11, 2009

Via U.S. Mail

Ms. Margaret K. Seif
V.P., General Counsel and Secretary
Analog Devices, Inc.
One Technology Way
Norwood, MA 02062

   Re: **Analog Devices, Inc.**
     Schedule TO-C
     Filed on June 4, 2009
     File No. 005-14552

Dear Ms. Seif:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 99.3. Memo from Jerald Fishman

1. In the answer to Question 6, you state that you may have to exclude eligible employees in certain locations outside the U.S. if, for any reason, you find that their participation would be illegal, inadvisable, or impractical. Please provide your analysis as to how limiting employee participation is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). To the extent that ADI intends to

exclude certain employees in reliance upon the 2001 global Exemptive Order regarding option repricing, please briefly explain to us how ADI satisfies the four conditions that must be met in order for the exemption to be available. Specifically discuss whether exclusion of such employees is consistent with ADI's compensation policies and practices.

2.   In the answer to Question 17, you state that new stock options will be credited to a participant's account within 14 business days after the grant date, and that the grant date will be as soon as practicable after expiration of the offer. Please provide your analysis as to how this is consistent with Rule 14e-1(c), which requires that you pay the consideration offered promptly after the expiration date.

3.   In the answer to Question 24, you state that you have made additional offering materials available on your website, and that you plan to update this material with the latest questions and answers generated by your employees. Please confirm that you have filed all material required to be filed under Rule 13e-4(c).

*   *   *   *   *

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (617) 526-5000
        Mark G. Borden, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP